

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 12, 2009

<u>VIA U.S. MAIL AND FAX (203) 854-1308</u>

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

> **Re:** **mPhase Technologies, Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **Filed October 7, 2009**
> **File No. 000-30202**

Dear Mr. Smiley:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Item 8A, page 58

Assessment of Internal Controls, page 58

Evaluation of Disclosure Controls and Procedures, page 58

1.   We noted your disclosures herein that "the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of June 30, 2009, *as deemed appropriate* for the size and scope of the Company's transactions and financial reporting requirements; however we did note certain deficiencies considered to be a reportable condition described below". Please revise your disclosure to state, *in clear and unqualified language*, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting, page 58

2.   Please amend your filing to provide a statement herein identifying the framework used by management to evaluate the effectiveness of the Company's internal control over financial reporting as required by Item 308T (a)(2) of Regulation S-K.

3.   We noted your disclosures herein that "Management concluded that the Company did maintain an effective level of internal control over financial reporting as of June 30, 2009 appropriate for the financial reporting requirements of the Company" and we also noted the statement that "our evaluation concluded that the company had no material weakness which would result in the reasonable possibility of a material misstatement described above; yet it did bring certain matters to our attention and we noted that we consider being a reportable condition." Please address the following matters related to the referenced disclosures:

- Amend the filing to include an unqualified management conclusion as to whether your internal control over financial reporting was effective or was not effective as of June 30, 2009 by required by Item 308T of Regulation S-K. We note your current conclusions are qualified by virtue of the statement "…appropriate for the financial reporting requirements of the Company."

- Tell us how you were able to conclude the reportable condition you disclose herein did not qualify as a material weakness which is defined as "a reportable condition in which *the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements* caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions".

Consolidated Financial Statements, page 73

Consolidated Statements of Cash Flows for the years ended June 30, 2007, 2008 and 2009 and for the period from inception (October 2, 1996) through June 30, 2009, page 86

4.   Given the balance of Notes Receivable outstanding at June 30, 2009 and disclosures of your 2009 financing transactions in Note 8, it is not clear to us why amounts presented in the line item "Proceeds under securities purchase agreements" in the financing activities section of this statement represented cash inflows. Please explain to us how the cash inflows and outflows related to your convertible debt arrangements (including the Notes Receivable portion thereof) are properly reflected in this statement.

3. Summary of Significant Accounting Policies, page 88

5.   Please revise this note in future filings to disclose how you account for and present material equity instruments, including warrants, in your financial statements.

8. Stockholders' Equity, page 93

Other Equity, page 97

6.   We noted disclosures herein that during the years ended June 30, 2008 and 2009 the company reevaluated warrants to purchase 13,104,168 shares at fixed prices ranging from $.05 to $.14 per share originally issued during the fiscal year ended June 30, 2008 pursuant to EITF-0019, and that such reevaluation was to review if the company should record an additional derivative liability which would be recordable if the other convertible instruments the company has outstanding, primarily the Convertible Debentures, would limit or prevent the company from honoring the conversion of these fixed price warrants during their contract term. You also indicate that the company determined it unnecessary to record an additional derivative liability at June 30, 2008 and 2009. Please tell us what you mean by the statement you "reevaluated warrants" and explain why you believe your current accounting and presentation for outstanding warrants complies with FASB ASC Topic 815 (also see SFAS 133 and EITF 00-19).

Stock Incentive Plans, page 99

7.   We note that you have not yet responded to prior comment 4 from our letter dated August 12, 2009 and, therefore, we reissue the comment. We noted from our current and prior reviews of your filings and from responses to our prior comment letters that mPhase issued warrants to purchase common stock to an investor in order to induce that investor to make an additional investment in the company and also that mPhase has issued many

warrants in connection with the private placements of its equity. We also noted you do not believe the warrants are derivative securities and you indicate that the warrants have been evaluated by mPhase pursuant to FASB ASC Topic 815 (also see paragraphs 12 - 32 of EITF 00-19) and "no liability associated with the issuance thereon is required as no default or other liability conditions are present". To help us better understand your conclusions please provide us with the following:

- An analysis - as of the date of each quarterly balance sheet and during the quarterly period then ended, beginning with the quarter ended September 30, 2007 - of all non-employee options and warrants issued and outstanding that specifically addresses whether (i) the warrants qualified as a derivative under FASB ASC Topic 815 (also see SFAS 133) and (ii) whether the warrants were required to be classified as a liability under FASB ASC Topic 815 (also see EITF 00-19). Your response should not be general but be specific and address all applicable paragraphs of the referenced literature or other applicable U.S. GAAP literature.

- In particular, provide us with your analysis of how you considered and concluded on each of the factors outlined in each of FASB ASC Topic 815 (also see paragraphs 12 to 32 of EITF 00-19) at the end of each quarter.

- In addition, specially address how you considered the lack of a cap on the number of shares that can be issued upon conversion of your convertible debt in reaching your conclusion that equity classification was appropriate. We note that your debt agreements do not include such a cap and that, as outlined in FASB ASC Topic 815 (also see paragraphs 19-24 of EITF 00-19), a company could be precluded from concluding that it has sufficient shares authorized and unissued to settle its non-employee options and warrants and other convertible instruments as a result of the absence of a cap in one or more of its contracts.

Exhibits, page 70

8.   Please revise your exhibit index for accuracy. For example, identify where the documents that you incorporate by reference are located. Also, for every confidential treatment request that has not yet been granted, please tell us when you submitted the request as outlined in Staff Legal Bulletin No. 1.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 if you have questions on other comment. In this regard, do not hesitate to contact me, at (202) 551-3212.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief